UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36190	Commission File Number 001-36191

Extended Stay America, Inc. New York Stock Exchange	ESH Hospitality, Inc. New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or Registered)	(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or Registered)

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Extended Stay America, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 25, 2018	By:	/s/ Christopher N. Dekle	General Counsel and Corporate Secretary
Date		Name	Title

Pursuant to the requirements of the Securities Exchange Act of 1934, ESH Hospitality, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 25, 2018	By:	/s/ Christopher N. Dekle	General Counsel and Corporate Secretary
Date		Name	Title